CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-501) 258-5006
Fax (7-501) 258-5011
www.clearygottlieb.com

06014341

SUPPL

June 7, 2006

RECEIVED
JUN 13 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
190

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of disclosure materials related to the annual shareholders' meeting of the Company and its 2005 year-end consolidated financial statements pursuant to subparagraph (b)(l)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (7 501) 258 5006.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

Enclosure

[Moscow #72084 v3]

Federal Service for Financial Markets

9 Leninsky prosp., GSP-1, Moscow B-49, 117939

DISCLOSURE OF MATERIAL FACT

"INFORMATION ON PROCEEDS CALCULATED AND/OR PAID IN RESPECT OF THE ISSUER'S SECURITIES"

1. General Information	
1.1. Full corporate name of the Issuer	Open Joint Stock Company of Energy and Electrification "Mosenergo"
1.2. Abbreviated corporate name of the Issuer	OAO "Mosenergo"
1.3. Location of the Issuer	8 Raushskaya emb., Moscow 115035, Russian Federation
1.4. Principal state registration number of the Issuer	1027700302420
1.5. Taxpayer Identification Number of the Issuer	7705035012
1.6. The Issuer's unique code assigned by the registration authority	00085-A
1.7. Web page address used by the Issuer for the disclosure of information	www.mosenergo.ru
1.8. Name of periodical(s) used by the Issuer for the publication of information	Social and political newspaper "Izvestiya"; magazine "Supplement to the Bulletin of the FSFM of Russia".
1.9. Code of material fact	0600085A31052006

2. Content of Disclosure

2.1. Type, category (class), series and other identifications of the registered securities: ordinary registered book-entry shares;

2.2. State registration number and date of state registration of the issue (additional issue) of securities: 1-01-00085-A of June 17, 2003;

2.3. Name of registration authority that carried out the state registration of the issue (additional issue) of securities: FCSM of Russia;

2.4. The Issuer's governing body that made a decision to pay (declare) dividends on the Issuer's shares: the annual shareholders' meeting of OAO "Mosenergo";

2.5. Date of the decision to pay (declare) dividends on the Issuer's shares: May 26, 2006

2.6. Date of preparation of the Minutes of the meeting of the Issuer's governing body which made a decision to pay (declare) dividends on the Issuer's shares: Minutes No. 1 dated May 31, 2006;

2.7. Total amount of dividends calculated on the Issuer's shares of certain category (class) and the amount of dividend calculated per one share of certain category (class):

Total amount of dividends calculated on the Issuer's shares: 453,967,000 rubles;

Total amount of dividend calculated per one ordinary share: 0.01607 rubles;

2.8. Form of payment of proceeds from the Issuer's securities: cash;

2.9. Date on which the obligation to pay proceeds from the Issuer's securities (dividends on shares), and, if the obligation to pay proceeds from the securities must be fulfilled by the Issuer within a certain period, the date of expiration of such period: dividends on the Company's ordinary shares must be paid in cash within 60 days from the date of the decision on their payment;

3. Signature

3.1. **First Deputy General Director on Financial and Economic Matters, Logistics and Sale**

________________ **A.A. Negomedzyanov**

(signature)

acting on the basis of power of attorney No. 12-07/001-3 of July 4, 2005

3.2. Date: May 31, 2006 [Seal]

[Moscow #73090 v2]

DISCLOSURE OF MATERIAL FACT

"INFORMATION ON RESOLUTIONS OF THE GENERAL MEETING"

1. **General information**	
1.1. Full corporate name of the Issuer:	Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
1.2. Abbreviated corporate name of the Issuer:	OAO "Mosenergo
1.3. Location of the Issuer:	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. The Issuer's unique code assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for disclosure of information:	www.mosenergo.ru
1.8. Name of periodical used by the Issuer for publication of information:	Social and political newspaper "Izvestiya", and magazine "Supplement to the Bulletin of the FSFM of Russia"
1.9. Code of material fact:	1000085A31052006

2. Subject matter of the disclosure

2.1. Type of the general meeting: annual meeting

2.2. Form of the general meeting: A meeting (by personal attendance of shareholders to discuss agenda items and adopt resolutions on matters put to a vote).

2.3. Date and place of the meeting: May 26, 2006, 3 Lenin Street, Dzerzhinsky, Moscow region

2.4. Quorum of the general meeting: Pursuant to Article 58 Clause 1 of the Federal Law "On Joint-stock Companies", a general shareholders' meeting is legally qualified to take decisions (has a quorum) if the shareholders participating therein together hold, in aggregate, more than one-half (50%+1) of votes represented by the Company's outstanding voting shares (14,124,679,851 votes). At the start of the meeting, taking into consideration the ballots received two days before the date of the meeting, the shareholders of OAO "Mosenergo" and their authorized representatives, holding together 26 724 117 352 voting shares representing 94.60% of the total number of votes of shareholders entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum. The general shareholders' meeting of Open Joint Stock Company of Energy and Electrification OAO "Mosenergo" was found legally qualified to take decisions.

2.5. Issues put to a vote and voting results:

1. Approval of the annual report, annual financial statements, including the profit and loss statements.
From the number of valid ballots received, the votes counted produced the following results:
«For» 99.15%
«Against» 0.00%
«Abstained» 0.00%

2. On the distribution of profits (including dividends) and losses of the Company based on the results of the fiscal year 2005.
From the number of valid ballots received, the votes counted produced the following results:
«For» 99.17%
«Against» 0.01%

«Abstained» 0.00%

3. Election of members of the Board of Directors.

The election was conducted by cumulative voting. The votes counted produced the following results:

AKSYONOV Pyotr Nikolaevich	7.26%
BOBIN Vladimir Nikolaevich	0.00%
BODUNKOV Aleksei Feliksovich	6.91%
BRYLKOV Vladislav Victorovich	0.00%
BUSHMAKIN Sergei Alexandrovich	0.00%
BYKHANOV Evgeny Nikolaevich	0.00%
VASILYEV Dmitry Valerievich	0.01%
GAVRILENKO Anatoly Anatolyevich	7.19%
EREMEEV Maxim Aleksandrovich	0.00%
ZAGRETDINOV Ilyas Shamilevich	7.05%
KOKIN Andrei Anatolyevich	0.00%
KOMANOV Victor Alekseevich	0.00%
KOPSOV Anatoliy Yakovlevich	7.47%
KRAVTSOV Andrei Nikolaevich	0.00%
KUZNETSOV Artyom Vladislavovich	0.00%
LOGOVINSKY Evgeny Ilyich	7.19%
MATVEEV Aleksei Anatolyevich	7.20%
NEGOMEDZYANOV Aleksandr Aleksandrovich	7.06%
PICHUGINA Maria Nikolaevna	7.05%
POYARKOV Ivan Sergeevich	0.00%
RUMYANTSEV Sergei Yurievich	0.01%
SYOMIN Nikolai Alekseevich	0.00%
SKRIBOT Wolfgang	7.19%
SMIRNOV Pavel Stepanovich	7.06%
SOBOL Aleksandr Ivanovich	7.19%
STRIZHENKO Polina Valentinovna	0.00%
UDALTSOV Yuri Arkadievich	7.05%
PHILIPPOV Vasiliy Gennadievich	0.00%
PHIL Sergei Sergeevich	7.05%
"AGAINST" all candidates	0.00%
"ABSTAINED" from voting on all candidate	0.00%

4. Election of members of the Company's Audit Commission.

Shares held by members of the Company's Board of Directors or other persons holding positions in the Company's management bodies did not take part in voting during election of members of the Company's Audit Commission.

From the number of valid ballots received, the votes counted produced the following results:

	«For»(%)	«Against»(%)	«Abstained»(%)
1. VASILYEV Sergey Vyacheslavovich	91.10	7.99	0.01
2. KUZHILEVA Evgeniya Evgenyevna	8.03	23.84	67.19
3. KUZNETSOV Vladimir Dmitrievich	2.06	29.89	67.17
4. LEVANKOV Artyom Vyacheslavovich	8.02	23.84	67.18
5. MITROFANENKOV Roman Anatolyevich	1.97	29.90	67.19
6. POPOVA Victoria Victorovna	8.00	23.84	67.19
7. SANNIKOVA Olga Andreevna	97.08	1.95	0.02
8. SAYAPIN Aleksandr Victorovich	7.99	23.84	67.19
9. SVETOV Denis Aleksandrovich	0.04	31.82	67.19
10. SIDOROV Sergey Borisovich	91.08	8.00	0.01
11. TUSHUNOV Dmitriy Yurievich	89.12	9.91	0.02

12. UZGOROV Igor Ivanovich	91.03	8.01	0.01

5. Approval of the Company's external auditor.
From the number of valid ballots received, the votes counted produced the following results:
«For» 99.17%
«Against» 0.01%
«Abstained» 0.01%

6. Introduction of additions and amendments to the Company's Charter.
Resolution on this issue has to be adopted by a majority of three-quarters of the votes of all holders of the Company's voting shares.

6.1. To approve additions and amendments to Articles 3, 15, 20 and 26 of the Company's Charter.
From the number of valid ballots received, the votes counted produced the following results:
«For» 99.17%
«Against» 0.00%
«Abstained» 0.01%
6.2. To approve additions and amendments to Article 18 of the Company's Charter.
From the number of valid ballots received, the votes counted produced the following results:
«For» 2.14%
«Against» 43.23%
«Abstained» 53.81%

7. Payment of remuneration and compensation to members of the Board of Directors.
From the number of valid ballots received, the votes counted produced the following results:
«For» 91.15%
«Against» 0.03%
«Abstained» 8.00%

8. Payment of remuneration and compensation to members of the Audit Commission.
From the number of valid ballots received, the votes counted produced the following results:
«For» 99.13%
«Against» 0.02%
«Abstained» 0.02%

9. Introduction of additions and amendments to the Regulation on the Procedure for Convocation and Holding Meetings of the Company's Board of Directors.
From the number of valid ballots received, the votes counted produced the following results:
«For» 94.31%
«Against» 0.00%
«Abstained» 4.88%

10. Introduction of additions and amendments to the Regulation on the Company's Management Board.
From the number of valid ballots received, the votes counted produced the following results:
«For» 94.31%
«Against» 0.01%
«Abstained» 4.88%

2.6. Wordings of resolutions adopted by the general meeting
On the 1st issue:
To approve the Company's annual report, the annual financial statements, the profit and loss statement of the Company.

On the 2nd issue:

1. To approve the following distribution of the profits (losses) of the Company for the 2005 fiscal year (in thousand rubles):

Net profit for the period	2 081 926
Reserve fund	104 096
Accumulation fund	1 523 863
Dividends	453 967
Redemption of the losses for previous years	-

2. To pay cash dividends on the ordinary shares of the Company on the basis of the results for the year 2005 in the amount of 0.01607 rubles per one ordinary share of the Company within 60 days from the date of the decision on their payment.

<u>On the 3rd issue:</u>
To elect the following members of the Company's Board of Directors:

1. KOPSOV Anatoliy Yakovlevich
2. AKSYONOV Pyotr Nikolaevich
3. MATVEEV Aleksei Anatolyevich
4. GAVRILENKO Anatoly Anatolyevich
5. LOGOVINSKY Evgeny Ilyich
6. SKRIBOT Wolfgang
7. SOBOL Aleksandr Ivanovich
8. SMIRNOV Pavel Stepanovich
9. NEGOMEDZYANOV Aleksandr Aleksandrovich
10. PICHUGINA Maria Nikolaevna
11. UDALTSOV Yuri Arkadievich
12. ZAGRETDINOV Ilyas Shamilevich
13. PHIL Sergei Sergeevich

<u>On the 4th issue:</u>
To elect the following members of the Company's Audit Commission:

1. SANNIKOVA Olga Andreevna
2. VASILYEV Sergey Vyacheslavovich
3. SIDOROV Sergey Borisovich
4. UZGOROV Igor Ivanovich
5. TUSHUNOV Dmitriy Yurievich

<u>On the 5th issue:</u>
To approve ZAO PricewaterhouseCoopers Audit as the Company's external auditor.

<u>On the 6th issue:</u>
To approve the following additions and amendments the Company's Charter:
Article 3:
Para 19 of Item 3.2. shall read as follows:
"- organization and holding of events on issues of mobilization training, civil defense, emergency situations and protection of information constituting the state secrets in accordance with Russian laws."
Article 15:
To add the following paragraphs to sub-item 48 of Item 15.1:
"- approval of target figures for key efficiency indices (adjusted target figures for key efficiency indices) of the subsidiary and dependent companies and approval of the report on the compliance with the annual and quarterly target figures for key efficiency indices by the subsidiary and dependent companies;

- approval of business-plan (adjusted business-plan) of the subsidiary and dependent companies and approval (review) of the report on the fulfillment of the business-plan by the subsidiary and dependent companies;
- approval of distribution of profits and losses based on the results of the fiscal year of the subsidiary and dependent companies;
- recommendations regarding the size of dividends on shares of the subsidiary and dependent companies and the procedure for the payment thereof;
- payment (declaration) of dividends based on the results of the first quarter, six months, nine months, fiscal year, and also on the results of the fiscal year of the subsidiary and dependent companies;
- approval (adjustment) of the investment program of the subsidiary and dependent companies and approval (review) of the report on the fulfillment of the investment program of the subsidiary and dependent companies;
- approval of the Regulation on the Insurance Coverage of the Subsidiary and Dependent Companies, and also approval of insurers (approval of the results of the election of insurers) of the subsidiary and dependent companies and of the insurance broker, who is electing the insurers for the subsidiary and dependent companies;
- approval of the Insurance Coverage Program for the subsidiary and dependent companies and changes to the Insurance Coverage Program for the subsidiary and dependent companies;
- review of the report of the single-member executive body on the Insurance Coverage Program for the Subsidiary and Dependent Companies on the insurance coverage of the subsidiary and dependent companies";
to add the following paragraph to Item 15.1:
"preliminary approval of transactions (including several interrelated transactions), relating to the disposal or a possibility for the disposal of property, constituting fixed assets, intangible assets, construction-in-progress, which are not intended for production, transmission, dispatching or distribution of electric or thermal energy in the events (volumes) to be determined by specific decisions of the Company's Board of Directors by establishing of a relevant register of the above property."
Article 20:
Item 20.2. shall read as follows:
"20.2. Committees of the Board of Directors shall be set up to review issues which fall under the competence of the Board of Directors or which are being studied by the Board of Directors as a part of its control over the activities of the Company's executive bodies, and to develop necessary recommendations to the Company's Board of Directors."
Article 26:
Sub-item 7 of Item 26.1. shall read as follows:
"7) prospectus, issuer's quarterly report and other documents, containing information that must be published or otherwise disclosed under federal laws."

On the 7th issue:

1. To pay remuneration and compensation to members of the Board of Directors on the basis of the results of the year in accordance with the Regulation on Payment of Remuneration and Compensation to Members of the Board of Directors of OAO "Mosenergo", approved by the annual general shareholders' meeting on June 29, 2003.
2. To approve the new version of the Regulation on Payment of Remuneration and Compensation to Members of the Company's Board of Directors.

On the 8th issue:

To pay remuneration and compensation to members of the Audit Commission on the basis of the results of the year in accordance with the Regulation on Payment of Remuneration and Compensation to Members of the Audit Commission of OAO "Mosenergo", approved by the annual general shareholders' meeting on May 30, 2002.

[Moscow #73057 v2]

On the 9th issue:
To introduce the following additions and amendments to the Regulation on the Procedure for Summoning and Holding Meetings of the Board of Directors:
Item 5.1 of Article 5 of the Regulation shall read as follows:
«Meetings of the Board of Directors shall be held in accordance with the approved Work Plan of the Board of Directors, and also as necessary, but no less frequently than once in six weeks.»
The following paragraph shall be added to Item 6.7 of Article 6 of the Regulation:
«quarterly report of the issuer of securities (submitted as materials on the item on the agenda relating to the approval of the quarterly report of the issuer of securities) shall be sent to the members of the Board of Directors no later than five (5) days before the date of the holding of the meeting of the Board of Directors (final day for the receipt of poll forms).»
Item 9.1 of Article 9 of the Regulation shall read as follows:
«A decision of the Board of Directors of the Company on the item on the agenda may be adopted by an absentee vote (by poll).»
Item 9.7 of Article 9 of the Regulation shall read as follows:
"Pursuant to coordination lists received from members of the Board of Directors and taking into account submitted proposals and/or observations in respect of draft resolutions on agenda items, the corporate secretary shall prepare, in coordination with the Chairman of the Board of Directors, a questionnaire for absentee voting (in the form of Annex 3) on those agenda items in respect of which no objections have been submitted against the adoption of resolutions thereon by absentee vote or in respect of which objections have been submitted by less than 3 members of the Board of Directors, with the exception of instances specified in Item 9.15 of this Regulation."

On the 10th issue:
To introduce the following additions and amendments to the Regulation on the Company's Management Board:
Item 6.8 of Article 6 of the Regulation shall read as follows:
«In the event not less than half members of the Management Board are present at a meeting of the Management Board, written opinion (if any) of members of the Management Board, who are absent from the meeting of the Management Board, shall be taken into account for the determination of the voting results on the items on the agenda in accordance with the procedure established by this Regulation.»
Item 6.9 Article 6 of the Regulation shall read as follows:
«A member of the Management Board, who cannot participate in a meeting of the Management Board, has the right, prior to the meeting of the Management Board, to send (by fax with a subsequent submission of the original) his/her written opinion regarding the items on the agenda in the form of exhibit №1 to this Regulation to the Chairman of the Management Board.»
To delete Item 6.11 of Article 6 of the Regulation.

3. Signature

3.1. **First Deputy General Director on Financial and Economic Matters, Logistics and Sale**

A.A. Negomedzyanov

(подпись)

(signature)
acting on the basis of power of attorney No. 12-07/001-3 of July 4, 2005

3.2. Date: May 31, 2006 [Seal]

Disclosure of Information Which Can Materially Affect the Price of the Joint Stock Company's Securities

1. General Information	
1.1. Full corporate name of the Issuer	***Open Joint Stock Company of Energy and Electrification "Mosenergo"***
1.2. Abbreviated corporate name of the Issuer	***OAO "Mosenergo"***
1.3. Location of the Issuer	***8 Raushskaya emb., Moscow 115035, Russian Federation***
1.4. Principal state registration number of the Issuer	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the Issuer for the disclosure of information	***www.mosenergo.ru***
1.8. Name of periodical(s) used by the Issuer for the publication of information	***"Izvestiya" (Moscow issue), "Supplement to the Bulletin of the FSFM of Russia".***

2. Content of Disclosure

[Moscow #73081 v2]

Information on disclosure by the joint-stock company of the annual consolidated financial (accounting) statements prepared in accordance with the International Accounting Standards (IAS).

Type of financial (accounting) statements of the Issuer (consolidated or not), prepared in accordance with the International Accounting Standards (IAS) or the US Generally Accepted Accounting Standards (US GAAP), as well as the accounting period for which the above financial (accounting) statements is prepared: ***Consolidated financial (accounting) statements prepared in accordance with the International Accounting Standards (IAS) for the year ended December 31, 2005***

The date of delivery (submission) by the joint-stock company of financial (accounting) statements to the relevant authority (organization) regulating the foreign securities market, to a foreign organizer of trade on the securities market and/or to other organizations under foreign law for its disclosure to an unlimited number of persons:

The text of consolidated financial (accounting) statements prepared in accordance with the International Accounting Standards (IAS) for the year ended December 31, 2005 and the summary of the auditor's report were published on May 24, 2006 at Mosenergo's web-site: www.mosenergo.ru

Financial accounting standards used during preparation of the Issuer's financial (accounting) statements (IAS or US GAAP): ***International Accounting Standards (IAS)***

Consolidated financial (accounting) statements prepared in accordance with the International Accounting Standards (IAS) for the year ended December 31, 2005 have been verified by the auditors.

Full corporate name of the audit company: ***Closed joint-stock company PriceWaterhouseCoopers Audit***

The audit company's location: ***Moscow 115054, Kosmodamianskaya Nab. 52, Bld. 5.***

Particulars of the audit license:

Number: ***E 000376***

Date of issuance: ***May 20, 2002.***

Duration: ***within five years from the specified date of the decision to issue the license***

Issuing authority: ***The Ministry of Finance of the Russian Federation***

3. Signature

3.1. **First Deputy General Director for Strategy and Corporate Policy** **D.V. Vasiliev**

(signature)

acting on the basis of power of attorney No. 12-07/001-11 of August 9, 2005

3.2. Date: May 25, 2006 [Seal]

[Moscow #73081 v2]